NetWorth Technologies, Inc.
                               101 SW 11th Avenue
                            Boca Raton, Florida 33486
                                 (561) 392-6010

                                                June 1, 2006

Ms. Michele M. Anderson
Legal Branch Chief
United States Securities and
 Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Networth Technologies, Inc.
            Revised Preliminary Information Statement on Schedule 14C Filed March 9, 2006
            File No. 0-27842

Dear Ms. Anderson:

      We are in receipt of your comment letter dated March 23 , 2006 to NetWorth Technologies, Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing below each comment and providing the Company's response immediately following.

1. Revise the information statement to include the STI financial statements for the year ended December31, 2005, updated pro forma financial statements and related disclosure.

      We have amended the information statement to include the STI financial statements for 12/31/05 and the updated pro forma financial information and related disclosure.

2. We note that you filed a Form S-K on March 22. 2006, to restate the financial statements for the quarters ended. June 30 and September 30, 2005, in part to record the liability for the shares that you are obligated to issue in connection with the reverse merger. Please ensure that you promptly file amended Forms 10-QSB for the quarters ended June 30 and September 30, 2005, to include the restated financial information and a reevaluation of management's conclusion regarding the effectiveness of the company's disclosure controls and procedures in light of the restatements.

Ms. Michele M. Anderson
June 1, 2006
Page 2 of 3

      We have filed amended Forms 10-QSB for the quarters ended June 30 and September 30, 2005 to include the restated financial information. We do not believe that any change in the conclusion regarding the effectiveness of our conclusion regarding the effectiveness of our disclosure controls and procedures is required in light of the restatements since the changes involved including liabilities associated with imbedded derivatives in convertible debentures issued to Cornell Capital and the additional shares that had to be reissued to the former STI shareholders to allow them to achieve the 90% ownership of NetWorth in accordance with the terms of the merger agreement. In our view, these changes were prompted as a result of discussions with either SEC personnel or our independent accounting firm concerning current SEC accounting concerns about which there could be disagreement among accounting professionals. These changes were not caused by a failure of our internal controls involving the recording, processing, summarizing and reporting of our daily financial activities.

3. In the section entitled "Merger Agreement" beginning on page 17. clearly state that the company failed to file a Form 8-K containing the financial information required by Item 9.01 in connection with the reverse merger.

      We have revised the information statement to include this comment.

4. Revise "Accounting Treatment of the Merger" on page 20 to explain that your financial statements reflect a liability for the shares of common stock that you are obligated to issue to the former STI shareholders in connection with the reverse merger. Also disclose the amount of the liability.

      We have revised the information statement to respond to this comment.

5. We are unable to locate where you revised the information statement to identify the natural persons with voting and/or investment control over the shares that will be held by Crosshill Georgetown Capital. Please revise in accordance with prior comment 7.

      We have revised the information statement to provide this information.

6. Expand the discussion in note (d) to the pro forma financial statements to help the reader understand why the company recorded the share issuance liability, including a reasonably thorough description of the circumstances that gave rise to the liability. For instance, explain that the company believed it completed the reverse merger in. June 2005, the subsequent discovery of the discrepancy in the number of shares authorized and the resulting inability to issue 90% of your outstanding common stock to the STI shareholders, etc. Ensure that you include a similarly revised note to the financial statements when you file the amended Forms l0-QSB.

      We have changed note (d) to note (b) and provided the information requested.

                                     * * * *

Ms. Michele M. Anderson
June 1, 2006
Page 3 of 3

      If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call Dan Jonson at (301) 668-9600 or
(301) 334-6222 or call me at (561) 392-6010.

                                                Sincerely,

                                                Anthony Q. Joffe